UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
July 26, 2017
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Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402
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N/A
 (Translation of Registrant’s Name into English)
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Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	3841 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)
4 Trident Park
Didcot
Oxfordshire OX11 7HJ
United Kingdom
+44 20 1235 750800
 (Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
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Lombard Medical, Inc.
 4 Trident Park
Didcot
Oxfordshire OX11 7HJ
United Kingdom
 (Name, Address of Agent for Service)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
 Form 20-F [ X ] Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Lombard Medical, Inc. (the “Company”) is announcing today that it plans to hold its 2017 Annual General Meeting of Shareholders (the “Annual Meeting”) on August 10, 2017 at 12:00 noon., British Summer Time, at the Company’s U.K. office located at Lombard Medical House, 4 Trident Park, Didcot, Oxfordshire, England, OX11 7HJ.
Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, the Company mailed a Notice of Annual Meeting and accompanying proxy statement to the Company’s shareholders of record as of June 16, 2017, copies of which are attached hereto and incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Lombard Medical, Inc.

Date: July 26, 2017	By:	Kurt Lemvigh
Kurt Lemvigh
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Notice of Annual Meeting and Proxy Statement